04001400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/28/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Run LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Union Street, Suite 5330
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C. Siegler 206-260-2610
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

1001 Fourth Avenue, Suite 2900, Seattle WA 98154
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSING
FEB 26 2004
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTENTS

CAPITAL RUN LLC

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS
with
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2003

INDEPENDENT AUDITOR'S REPORT

To the Members
Capital Run LLC

We have audited the accompanying statement of financial condition of Capital Run LLC (the Company) as of December 31, 2003, and the related statements of income, members' equity, and cash flows for the period from February 28, 2003 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Run LLC as of December 31, 2003, and the results of its operations and its cash flows for the period from February 28, 2003 (date of inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
January 23, 2004

ASSETS

Cash	$	99,531
Accounts receivable		45,000
Prepaid expenses		11,900
Furniture and equipment		24,363
	$	180,794

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	13,330
COMMITMENTS (Note 3)		
MEMBERS' EQUITY		
Capital accounts		390,559
Retained earnings		(223,095)
		167,464
	$	180,794

See accompanying notes.

CAPITAL RUN LLC
STATEMENT OF INCOME
PERIOD FROM FEBRUARY 28, 2003 (DATE OF INCEPTION) TO DECEMBER 31, 2003

REVENUES		
Retainer fees	$	272,500
Advisory fees		100,000
Other		14,729
		387,229
EXPENSES		
Salaries		199,139
Travel and entertainment		133,425
Rent		102,362
Payroll taxes and benefits		64,596
Professional fees		43,687
Office		46,766
Communication		20,349
		610,324
NET LOSS	$	223,095

See accompanying notes.

CAPITAL RUN LLC
STATEMENT OF MEMBERS' EQUITY
PERIOD FROM FEBRUARY 28, 2003 (DATE OF INCEPTION) TO DECEMBER 31, 2003

	Capital Accounts		
	Capital Holdings LLC	Pacific Capital Partners, LLC	Total
OPENING BALANCE, February 28, 2003	$ -	$ -	$ -
Contributions	310,257	83,658	393,915
Distributions	(3,356)	-	(3,356)
Special allocation of capital	(48,466)	48,466	-
Net income	(195,241)	(27,854)	(223,095)
BALANCE, December 31, 2003	$ 63,194	$ 104,270	$ 167,464

See accompanying notes.

CAPITAL RUN LLC
STATEMENT OF CASH FLOWS
PERIOD FROM FEBRUARY 28, 2003 (DATE OF INCEPTION) TO DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(223,095)
Changes in assets and liabilities		
Accounts receivable		(45,000)
Prepaid expenses		(11,900)
Accounts payable		13,330
		(266,665)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		369,552
Capital distributions		(3,356)
		366,196
NET CHANGE IN CASH		99,531
CASH BALANCE		
Beginning of period		-
End of period	$	99,531
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Non-cash transaction:		
Contribution of furniture and equipment	$	24,363

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business - Capital Run LLC (the Company), a Washington Limited Liability Company, is a broker and dealer specializing in private placements and capital formation services to small and medium-sized businesses. The securities are offered to a limited number of accredited investors pursuant to exemptions from state and Federal registration provided by Regulation D under the Securities Act of 1933. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company was formed on February 28, 2003. The Company's sole member, Capital Run Holdings LLC, held all 1,000 units of the Company. On October 1, 2003, the Company entered into a unit purchase agreement with Pacific Capital Partners, LLC (PCP). PCP received 1,000 units and a 50% interest in the Company in exchange for a promissory note in the amount of $75,000. PCP paid the note prior to December 31, 2003.

Revenue Recognition - The Company solicits investors on a "best efforts" basis. Service fees are recorded based on a percentage of the gross amount of each placement. Additionally, the Company earns fixed retainer and advisory fees. In certain circumstances, the Company may receive warrants to purchase an issuing company's shares. As of December 31, 2003, the Company has not received any such warrants. Reimbursable costs are recorded as incurred. Subsequent reimbursements are recognized as revenue when due.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Furniture and Equipment - Furniture and equipment contributed by Capital Run Holdings LLC is stated at its estimated fair value on the date of contribution. As this amount approximates salvage value, depreciation is not recorded.

Federal Income Tax - The Company has elected to be a limited liability company for tax purposes and its income or loss is included in the personal tax returns of its members.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $5,000 or 12.5% of aggregate indebtedness. At December 31, 2003, the Company had net capital as follows:

Net capital	$	111,201
Excess in net capital	$	109,868
Percentage of aggregate indebtedness to net capital		12.00%

Note 3 - Commitments

The Company's offices are rented under a non-cancelable lease agreement expiring March 2006. The future minimum rental payments are:

Fiscal Year Ending		
2004	$	140,148
2005		140,148
2006		35,037
	$	315,333

Rent expense was $102,362 for the fiscal year ended December 31, 2003.

Note 4 - Employee Benefit Plan

The Company maintains a 401(k) defined contribution retirement plan (the plan) covering substantially all employees. The Company makes a non-elective contribution of 3% of each eligible employee's compensation. The Company incurred $833 of expense for the year ended December 31, 2003 related to the employee benefit plan.

Note 5 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

SCHEDULE I

CAPITAL RUN LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Members' equity	$	167,464
Deductions		
Unsecured receivables, furniture, equipment, and other assets		(56,263)
Net capital	$	111,201

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities	$	13,330

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Percentage of aggregate indebtedness to net capital		12%
Ratio of aggregate indebtedness to net capital		.12

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2003, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on audited financial statements.

CAPITAL RUN LLC

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III

CAPITAL RUN LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2003

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Capital Run LLC

In planning and performing our audit of the financial statements of Capital Run LLC (the Company) for the period from February 28, 2003 (date of inception) to December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13 and (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
January 23, 2004